Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2022	June 30, 2023
			Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$22,948	$24,529
Trade receivables (net of allowance for credit losses of $22,410 and $22,961 at December 31, 2022 and June 30, 2023 (unaudited), respectively)		100,034	107,592
Other accounts receivable and prepaid expenses		15,756	15,813
Inventories	3	72,009	67,836

Total current assets		210,747	215,770

NON-CURRENT ASSETS:
Severance pay and pension fund		4,633	4,705
Property and equipment, net		29,456	30,494
Operating lease right-of-use assets		17,962	16,724
Intangible assets, net		8,208	9,027
Other non-current assets		18,312	17,744

Total non-current assets		78,571	78,694

Total assets		$289,318	$294,464

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	Note	December 31, 2022	June 30, 2023
			Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$67,384	$62,769
Deferred revenues		3,343	3,104
Short-term loans		37,500	39,550
Operating lease liabilities		3,745	3,246
Other accounts payable and accrued expenses		20,864	23,565

Total current liabilities		132,836	132,234

LONG-TERM LIABILITIES:
Accrued severance pay and pensions		9,314	9,054
Deferred revenues		11,545	12,170
Operating lease liabilities		13,187	11,827
Other long-term payables		2,653	2,797

Total long-term liabilities		36,699	35,848

COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' EQUITY:	7

Share capital:
Ordinary shares of NIS 0.01 par value – Authorized: 120,000,000 shares at December 31, 2022 and June 30, 2023 (unaudited); Issued: 87,834,902 and 87,873,775 shares at December 31, 2022 and June 30, 2023 (unaudited), respectively; Outstanding: 84,353,681 and 84,392,252 shares at December 31, 2022 and June 30, 2023 (unaudited), respectively		224	224
Additional paid-in capital		432,214	434,221
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2022 and June 30, 2023 (unaudited).		(20,091)	(20,091)
Accumulated other comprehensive loss		(11,156)	(10,620)
Accumulated deficit		(281,408)	(277,352)

Total shareholders' equity		119,783	126,382

Total liabilities and shareholders' equity		$289,318	$294,464

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2022	2023
	Unaudited

Revenues	$140,993	$169,560
Cost of revenues	100,250	111,028

Gross profit	40,743	58,532

Operating expenses:
Research and development, net	14,292	15,750
Sales and Marketing	18,134	19,974
General and administrative	9,898	11,542
Restructuring and related charges	-	897

Total operating expenses	42,324	48,163

Operating income (loss)	(1,581)	10,369

Financial expenses and others, net	1,516	3,344

Income (loss) before taxes	(3,097)	7,025

Taxes on income	711	2,969

Net income (loss)	$(3,808)	$4,056

Basic net income (loss) per share	$(0.05)	$0.05
Diluted net income (loss) per share	$(0.05)	$0.05

Weighted average number of shares used in computing basic net income (loss) per share	83,989,766	84,359,762

Weighted average number of shares used in computing diluted net income (loss) per share	83,989,766	85,152,634

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended June 30,
	2022	2023
	Unaudited

Net income (loss)	$(3,808)	$4,056
Other comprehensive loss:

Change in foreign currency translation adjustment	444	908

Cash flow hedges:
Change in net unrealized losses	(3,655)	(1,889)
Amounts reclassified into net income (loss)	293	1,517
Net change	(3,362)	(372)

Other comprehensive income (loss), net	(2,918)	536

Total of comprehensive income (loss)	$(6,726)	$4,592

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

Six months ended June 30, 2022:

	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of January 1, 2022	83,931,596	$224		$428,244	$(20,091)	$(9,507)	$(261,719)	$137,151

Exercise of options and vesting of RSUs	100,534	*	)	113	-	-	-	113
Share-based compensation	-	-		1,435	-	-	-	1,435
Other comprehensive loss, net	-	-		-	-	(2,918)	-	(2,918)
Net loss	-	-		-	-	-	(3,808)	(3,808)

Balance as of June 30, 2022 (Unaudited)	84,032,130	$224		$429,792	$(20,091)	$(12,425)	$(265,527)	$131,973

Six months ended June 30, 2023:

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of January 1, 2023	84,353,681	$224	$432,214	$(20,091)	$(11,156)	$(281,408)	$119,783

Exercise of options and vesting of RSUs	38,571	-	30	-	-	-	30
Share-based compensation	-	-	1,977	-	-	-	1,977
Other comprehensive income, net	-	-	-	-	536	-	536
Net income	-	-	-	-	-	4,056	4,056

Balance as of June 30, 2023 (Unaudited)	84,392,252	$224	$434,221	$(20,091)	$(10,620)	$(277,352)	$126,382

*)          Represent an amount lower than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2022	2023
	Unaudited
Cash flow from operating activities:

Net income (loss)	$(3,808)	$4,056
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,775	5,135
Loss from sale of property and equipment, net	20	30
Stock-based compensation expense	1,435	1,977
Decrease in accrued severance pay and pensions, net	(369)	(344)
Increase in trade receivables, net	(4,173)	(6,910)
Decrease (increase) in other accounts receivables and prepaid expenses (including other long-term assets)	(3,056)	551
Decrease in operating lease right-of-use assets	1,873	1,897
Decrease in inventory, net of write off	449	4,059
Increase (decrease) in trade payables	1,339	(3,955)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term liabilities)	(1,706)	2,326
Decrease in operating lease liability	(4,071)	(2,518)
Increase in deferred revenues	1,303	386

Net cash provided by (used in) operating activities	(4,989)	6,690

Cash flow from investing activities:

Purchase of property and equipment	(5,368)	(5,472)
Purchase of intangible assets, net	(437)	(1,837)

Net cash used in investing activities	(5,805)	(7,309)

Cash flow from financing activities:

Proceeds from exercise of stock options	113	30
Proceeds from bank credits and loans, net	17,100	2,050

Net cash provided by financing activities	17,213	2,080

Translation adjustments on cash and cash equivalents	94	120
Increase in cash and cash equivalents	6,513	1,581
Cash and cash equivalents at the beginning of the period	17,079	22,948

Cash and cash equivalents at the end of the period	$23,592	$24,529

Changes of property and equipment not resulted in cash outflows as of June 30, 2022 and 2023 amounted to $ 2,316 and $ 638.

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Ceragon Networks Ltd. ("the Company") is a global innovator and leading solutions provider of wireless transport. The Company helps operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. The Company’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization. The Company delivers a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for its customers.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

As to principal markets and major customers, see notes 9a and 9b.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Interim consolidated financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management`s opinion, the interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s interim consolidated financial position as of June 30, 2023, as well as its results of operations and cash flows for the six months ended June 30, 2022 and 2023. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

b.	Use of estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

c.	Significant accounting policies

The accompanying interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on May 1, 2023.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:      SUMMARY OF SIGNIFICANT ACCOUNTING (Cont.)

There have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 that have had a material impact on the interim consolidated financial statements and related notes.

d.	Restructuring and related charges

During 2023, the Company approved a cost reduction and re-organization plan that included, among other things, downsizing the Company's number of employees in a certain territory (the "2023 Restructuring Plan").

The Company recorded contractual and termination severance pay and other related costs for the impacted employees.

The liabilities related to the restructuring plan as of June 30, 2023 amounted to $ 838.

The Company does not expect to incur additional costs related to the 2023 Restructuring plan.

NOTE 3:	INVENTORIES

	December 31,	June 30,
	2022	2023
		Unaudited

Raw materials	$35,111	$36,351
Work in progress	143	185
Finished products	36,755	31,300

	$72,009	$67,836

During the six-month ended June 30, 2022 and 2023 the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $ 644 and $ 3,528 respectively that have been included in cost of revenues.

As of June 30, 2023 the Company has an outstanding inventory purchase orders with its suppliers in the amount of $ 48,453. The commitments are due primarily within one year.

NOTE 4:	FAIR VALUE MEASUREMENT

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	FAIR VALUE MEASUREMENT (Cont.)

The following table sets forth the Company’s assets that were measured at fair value on a recurring bases as of December 31, 2022 and June 30, 2023, by level within the fair value hierarchy:

		Fair value measurements using input type
	Fair value hierarchy	December 31, 2022	June 30, 2023
			Unaudited

Derivatives instruments, net	Level 2	$(1,415)	$(1,719)

Total liabilities, net		$(1,415)	$(1,719)

NOTE 5:	DERIVATIVE INSTRUMENTS

The Company enters into foreign currency forward and option contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The fair value of derivative contracts in the interim consolidated balance sheets at December 31, 2022 and June 30, 2023 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2022
Derivatives designated as hedging instruments
Currency forward contracts	$-	$(1,270)
Derivatives not designated as hedging instruments
Currency forward and option contracts	$8	$(153)

Total derivatives	$8	$(1,423)

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	June 30, 2023
	Unaudited
Derivatives designated as hedging instruments
Currency forward contracts	$-	$(1,644)
Derivatives not designated as hedging instruments
Currency forward and option contracts	$-	$(75)

Total derivatives	$-	$(1,719)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	DERIVATIVE INSTRUMENTS (Cont.)

The notional amounts of outstanding derivative contracts in U.S. dollars at December 31, 2022 and June 30, 2023 were as follows:

	December 31, 2022	June 30, 2023
		Unaudited
Derivatives designated as hedging instruments
Currency forward contracts	$42,848	$25,783
Derivatives not designated as hedging instruments
Currency forward and option contracts	$16,082	$6,482

Total derivatives	$58,930	$32,265

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial expenses and others, net".

The effect of derivative contracts on the interim consolidated statements of operations for the six months ended June 30, 2022 and 2023 was as follows:

	Six months ended June 30,
	2022	2023
	Unaudited

Operating expenses	$293	$1,517
Financial expenses	$617	$620

NOTE 6:	COMMITMENTS AND CONTINGENT LIABILITIES
a.	Israel Innovation Authority:

During the six months ended June 30, 2022 and 2023, the Company received several grants from the Israel Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2022 and 2023 in the amount of $ 208 and $ 277 respectively.

b.	Charges and guarantees:

As of June 30, 2023, and December 31, 2022, the Company provided bank guarantees in an aggregate amount of $ 26,740 and $ 28,737, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

	1)	Motion to Approve a Class Action (District Court of Tel Aviv - Economic Department)

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $ 75,000 as well as attorneys’ fees and costs.

The Company filed its defense on June 21, 2015, which was followed by disclosure proceedings.

The plaintiff filed his reply to the Company’s defense by April 2, 2017. A preliminary hearing was held on May 22, 2017, in the framework of which the Court set dates for response to the Company’s above-mentioned requests as well as dates for evidence hearings.

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to precede a ruling with regards to the legal question of the governing law.

On July 17, 2017, the court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon two of the Company’s officers (Company's Chairman, Mr. Zisapel and Company's Chief Executive Officer, Mr. Palti).

The first evidence hearing took place on November 2, 2017 and the second and final evidence hearing took place on January 8, 2018.

Summaries were filed by the plaintiff on March 21, 2018 and the Company filed its summaries on June 12, 2018. The plaintiff filed their reply summaries on September 5, 2018.

On October 4, 2018, an interim decision regarding dual listed companies, which corresponds with the Company’s arguments in this case, was rendered by the Supreme Court of Israel. This Supreme court decision upholds two recent rulings of District Court of Tel-Aviv (Economic Department), which determined that all securities litigation regarding dual listed companies should be decided only in accordance with US law (herein after: “Supreme Court Decision”).

In light of this, on October 15, 2018, the plaintiff asked from court to add a plea to his summaries. The court has approved plaintiff’s request and gave to the defendants the right to reply. In accordance, the Company’s response was submitted on December 4, 2018. Plaintiff’s reply to Company’s response was submitted on December 26, 2018.

On April 14, 2019 the court rendered a decision resolving that according to Supreme Court Decision, examination of the legal questions standing in the basis of the Motion, should be based upon US law.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Therefore, the court allowed the plaintiff to amend its Motion within 45 days, so that it would include an expert opinion regarding US law, and an argument regarding US law implementation in the specific circumstances.

The Court also decided that amendment of the Motion is subject to plaintiff’s payment of 40,000 NIS to the Company.

On September 23, 2019, the plaintiff filed an amended Motion (“the Amended Motion”), which includes an expert opinion regarding US federal law and lengthy arguments that were added on top of the original Motion, specifically, in reference to discovery proceedings and evidence hearings that were held as part of the original Motion.

Therefore, on September 25, 2019, the Court rendered a decision pointing out that the Amended motion seems to include the plaintiff’s summaries, and so ordered the plaintiff to clarify whether he is willing to relinquish submitting any additional summaries regarding the evidence that were heard in the original Motion.

On October 2, 2019, plaintiff responded, alleging that since the Amended Motion does not include any new facts, there is no need in submitting additional summaries regarding the evidence that were heard to this point.

On December 30, 2019 the Company submitted a motion to dismiss the Amended Motion. The Company alleged that the Amended Motion includes new causes of action, and specifically that the addition of legal causes of action according to US Federal law, cannot be filed due to the specific statute of limitations.

On January 20, 2020, the plaintiff filed its response. Also, the Court accepted the Company’s request to submit its response to the Amended Motion after a decision in the Company’s motion to dismiss will be rendered.

On February 24, 2020 the court issued a decision, according to which, the Motion will be decided upon the current court documents, unless either of the parties will file a request to hold a hearing in the matter.

On May 27, 2021, the Court ruled to certify the Motion as a class action, while applying Israeli Law (the “Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company’s SEC filings. The Ruling has addressed also the size of the alleged aggrieved shareholders who may be included and be represented in the class action.

On June 9, 2021 the Court issued a decision suggesting that the parties will refer the case to a mediation procedure.

The Company believed that the Ruling is erroneous and that the Company has strong defense arguments, and therefore, on September 12, 2021, filed a motion for a rehearing on behalf of the Company and its directors in order to revert the Ruling (the “Rehearing Motion”).

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On October 20, 2021, the Plaintiff submitted his response to the Rehearing Motion and the Company submitted its reply to the Plaintiff’s response on November 23, 2021. In light of the fact that the Ruling applied and was based upon Israeli Law (instead of the relevant foreign law), the Tel Aviv Stock Exchange filed a motion requesting the court to allow it to join the proceedings as Amicus Curiae, in order to express its principle opinion that the applicable law, in so far as dual listed companies are concerned, is the foreign law, as well as regarding the negative implications of the court’s application of Israeli law on dual listed companies.

Meanwhile, and without delaying or derogating from the Rehearing Motion, the Company agreed to the Court’s suggestion that the parties will refer the case to a mediation procedure After several mediation meetings were held, the mediation process ended without reaching a settlement.

On January 3, 2022 a hearing was held in court in the Rehearing Motion Following the hearing, on January 25, 2022, the Attorney General joined the proceedings of the Rehearing Motion and submitted his position in collaboration with the Securities Authority. The Attorney General’s principle position as outlined, was that the applicable law in so far as dual listed companies are concerned is the foreign law, and in Ceragon case - US law.

On January 27, 2022, a judgment was rendered in the Rehearing Motion. The court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that the law that will apply is US law. The court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under the US law. The court further held that the Company’s claims based upon the Statute of Limitations should also be adjudicated under the US law.

On March 20, 2022, following the court's decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of US law.

On June 28, 2022, following a joint application filed by the parties in order to approve certain procedural matters, the court issued a decision suggesting that the parties should consider initiating another mediation procedure. On July 5, 2022, following the court's decision, the parties filed a notice, informing the court that they believe that the time to consider initiating another mediation procedure, will be only after the parties submit their pleadings.

On November 3, 2022, the Defendants submitted their Statement of Defense, based on U.S law.

On February 5, 2023, the Plaintiff submitted his response to the Defendants’ Statement of Defense.

On June 15, 2023, the court rejected a motion filed by the Defendants to rule on the issues of Statute of Repose and Limitations as a preliminary matter and held that those issues will be dealt with as part of the main hearing. Additionally, the parties conducted preliminary procedures, including discovery and questionnaires, and filed related motions, which are still pending.

A preliminary hearing is scheduled for September 21, 2023, after a previous hearing was cancelled.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Generally speaking, and as As was held in the judgement rendered in the Rehearing Motion, U.S law presents a higher bar for Plaintiffs in comparison to Israeli law in proving claims regarding misleading representations to investors. However, given that the class action is being adjudicated under U.S law and that the Court has yet to address the parties’ pleadings, and because of the preliminary stage of the lawsuit, the amount of loss cannot be reasonably estimated.

2)	Claim against Station Enterprises Ltd. regarding breach of the Lease Agreement

A dispute has arisen between the Company and Station Enterprises Ltd, with respect to the lease agreement signed between the parties on April 11, 2019 (the "Lease Agreement"), under which the Company leases its offices and labs in Rosh Haayin.

The Company, the lessee, claims that Station Enterprises was late in delivering the possession to the lessee and has not fulfilled its maintenance and management obligations. Therefore, the Company claims that Station Enterprises breached its contractual obligations, causing the Company damages and expenses.

Due to the said breaches, the Company has set-off the rent and management fees against outstanding debts of Station Enterprises towards the Company and provided Station Enterprises with a set-off notice.

On 8 February 2022 Station Enterprises notified the Company on the termination of the Lease Agreement, and also on the exercise of the bank guarantees provided to it in connection with the Lease Agreement, in amount of NIS 2,492,327. The Company rejected the alleged termination notice, which was provided with no legal grounds, and further required Station Enterprises to avoid from exercising the bank guarantees. This demand was disregarded, and the bank guarantees were realized in full.

Under these circumstances, the Company filed a claim against Station Enterprises, in the framework of which the court will be asked to issue a Declarative Order, declaring that the notice of termination was invalid and that Lease Agreement is valid and in force; to order Station Enterprises to reimburse the Company for the amount of the exercised bank guarantees; to order Station Enterprises to uphold and fulfil its contractual obligation and undertakings under the Lease Agreement and the management agreement; and to compensate the Company for the damages caused to it in an amount of 1.2 million NIS.

On October 13, 2022, Station Enterprises Ltd. submitted a new claim against the Company, for its eviction of from the leased premises. On March 27, 2023 the judge ordered the consolidation of the hearings in the two lawsuits.

The parties agreed to refer the dispute in both claims to mediation. The first mediation meeting was scheduled for May 8, 2023.

A date for the first pre-trial hearing was set for June 21, 2023.

On June 27, 2023, a mediation meeting took place between the parties. The parties are currently engaged in negotiations regarding the points in dispute in the lawsuits.

A date for the first pre-trial hearing was set for November 9, 2023.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The amount of loss cannot be reasonably estimated because of the preliminary stage of the lawsuit.
NOTE 7:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company and to receive dividends, if declared.

b.	Stock Options and RSUs plans

In 2003, the Company adopted a share option plan which has been extended or replaced from time to time. To date, the plan that is currently in effect is the Amended and Restated Share Option and RSU Plan as amended on August 10, 2014 (the “Plan”). Under the Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire between six to ten years from the date of grant. The Plan expires in December 2023. The Company needs to reserve, and the Board of Directors has reserved, sufficient authorized but unissued Shares for purposes of the Plan subject to adjustments as provided in the Plan. Since the last amendment in 2014, the Company has reserved 14,957,511 units under the Plan. As of June 30, 2023, an aggregate of 734,418 ordinary shares were available for future grants under the plan.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2023:

	Six months ended June 30, 2023
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	5,305,732	$2.95	3.83	$19
Granted	607,478	1.93
Exercised	(17,915)	1.70
Forfeited or expired	(644,249)	3.06

Outstanding at end of the period	5,251,046	2.82	3.58	$153

Options exercisable at end of the period	2,725,843	$2.94	2.52	$17

Vested and expected to vest	3,933,732	$2.87	3.19	$76

The weighted average fair value of options granted during the six months ended June 30, 2022 and 2023 was $ 1.00 and $ 1.06, respectively.

The intrinsic value of options exercised during the six months ended June 30, 2022 and 2023 was $ 62 and $ 43, respectively.

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2023:

	Number of RSUs	Weighted average fair value

Unvested at beginning of year	2,108,339
Granted	429,620	$1.88
Vested	(20,656)
Forfeited	(159,303)

Unvested at end of period	$2,358,000

As of June 30, 2023, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $ 4,121, which is expected to be recognized over a weighted average period of approximately one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: SHAREHOLDERS' EQUITY (Cont.)

The following table sets forth the total share-based compensation expenses included in the interim consolidated statements of operations for the six months ended June 30, 2022 and 2023:

	Six months ended June 30,
	2022	2023
	Unaudited

Cost of revenues	257	226
Research and development	20	477
Sales and Marketing	579	738
General and administrative	579	536

Total share-based compensation expense	$1,435	$1,977

NOTE 8:      REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the changes in deferred revenues balance during the six months ended June 30, 2023:

Six months ended June 30, 2023

Balance, beginning of the period	$14,888
New unsatisfied performance obligations	3,099
Reclassification to revenue as a result of satisfying performance obligations	(2,713)

Balance, end of the period	15,274
Less: long-term portion of deferred revenue	12,170
Current portion, end of period	$3,104

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:      REVENUES (Cont.)

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of June 30, 2023, which are expected to be satisfied and recognized in future periods:

	2024	2025 and thereafter
Unsatisfied performance obligations	$670	$11,500

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less.

NOTE 9:      CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The following table presents the total revenues for the six months ended June 30, 2022 and 2023, allocated to the geographic areas in which it was generated. Revenues are attributed to geographic areas based on the location of the end-users.

	Six months ended June 30,
	2022	2023
	Unaudited
North America (*)	$28,296	$48,572
Europe	22,791	22,741
Africa	10,032	9,153
Asia-Pacific and Middle East	17,239	19,625
India	37,300	46,933
Latin America	25,335	22,536

	$140,993	$169,560

(*) As of June 30, 2022 and 2023, 81% and 93% represent revenues in the United States.

b.
Major customer data as a percentage of total revenues:

In the six months ended June 30, 2022, the Company had revenues from two customers that represent two groups of affiliated companies equaling 22.4% and 14% of total revenues. In the six months ended June 30, 2023, the Company had revenues from two customers that represents one group of affiliated companies equaling 25.2% of total revenues and a costumer that equal 18.8% of total revenues.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share:

a.	Numerator:

	Six months ended June 30,
	2022	2023
	Unaudited

Numerator for basic and diluted income (loss) per share -
Net income (loss) available to holders of ordinary shares	$(3,808)	$4,056

b.	Denominator:

	Six months ended June 30,
	2022	2023
	Unaudited
Denominator for diluted income (loss) per share -
Weighted average number of shares	83,989,766	84,359,762
Add – RSUs and stock options	-	792,872
Denominator for diluted income (loss) per share - adjusted	83,989,766	85,152,634